UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

NOTICE TO SHAREHOLDERS

Dividends Distribution

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, according to the meeting held on September 25th, 2013, ad referendum of the General Annual Meeting to be held on 2014, for the distribution of Intermediary Dividends, in the gross amount of  R$ 450.000.000,00 (four hundred and fifty million Reais).

Shares	Intermediary Dividends (amount/thousand)
ON	R$ 1,082149672
PN	R$ 1,190364639
Unit(*)	R$ 119,036463894

(*) 1 (one) Unit corresponds of 1 (one) American Depositary Share (“ADS”)

The shareholders entitled for the Intermediary Dividends on the Company´s Capital will be the ones registered in the Company’s books at the end of September 26th, 2013, including. Therefore as of September 27th, 2013, including, the Company’s shares shall be traded “Ex-Dividends”.

The amount of the Intermediary Dividends on the Company´s Capital shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2013 and  will be paid from the day February  26 th, 2014, without any monetary restatement.

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE holders, the payment shall be made through JPMorgan Chase Bank, N.A., ADRs depositary bank. Information regarding the US Record Date, payment date, or any further information may be obtained at www.adr.com.

São Paulo, September 26th, 2013.

Carlos Alberto López Galán

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 26, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer